

Mail Stop 3561

October 5, 2016

Chayut Ardwichai
President
FundThatCompany
555/114 Moo 9
Sattahip District, Chonburi, 20180
Kingdom of Thailand

     Re: **FundThatCompany**
            Amendment No. 2 to Registration Statement on Form S-1
            Filed September 20, 2016
            File No. 333-208350

Dear Mr. Ardwichai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2015 letter.

Use of Proceeds, page 17

1. We note that you have disclosed here that your offering costs will be $12,515 and your disclosure on page 30 reflects a separate category of costs in the same amount for "filing and reporting obligations with the SEC." It appears that you have not included in your Use of Proceeds funds for filing and reporting obligations. If true, please revise to state proceeds from this offering will not cover all of your anticipated expenses.

Executive Compensation, page 32

2. Please update your executive compensation disclosure to include the information for your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Please contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products